RICHEMONT

04045065

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

16 September 2004

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the trading statement and dividend announcement press releases of our Annual General Meeting. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen [signature]

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

PROCESSED
SEP 28 2004
THOMSON
FINANCIAL

9/27

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
TELEPHONE +41 (0)22 715 35 00 TELEFAX +41 (0)22 715 3550 www.richemont.com

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE
16 SEPTEMBER 2004

RICHEMONT ANNUAL GENERAL MEETING 2004

TRADING STATEMENT - COMMENT BY MR JOHANN RUPERT

Geneva, 16 September 2004

The Annual General Meeting of Compagnie Financière Richemont SA will be held later today in Geneva, Switzerland.

At that meeting, shareholders are expected to approve the proposals of the Board of Directors for the approval of the financial statements and appropriation of retained earnings. A dividend of € 0.40 per Richemont unit has been proposed, an increase of 25 per cent compared to the prior year. A further press release will be issued immediately after the meeting to confirm the decision.

At the meeting, Executive Chairman, Mr. Johann Rupert, will make the following statement in respect of Richemont's current trading performance:

Quote:

We indicated in this year's annual report that sales in the months of April and May this year had grown by twenty three per cent and twenty one per cent, respectively. That performance was, of course, measured against the low base seen last year as a result of SARS, which impacted the Asia-Pacific region.

As expected, the level of sales growth in the period from June to August has returned to more normal levels, reflecting the better performance seen in the comparative period last year. For the full five months from April to August, the Group's sales overall grew by fifteen per cent, at actual exchange rates.

During the five-month period we have seen sales growth of twelve per cent in Europe and thirteen per cent in the United States, again at actual exchange rates.

Sales growth in the Asia-Pacific region was very strong, as one would expect given the decline seen during the comparable period last year. Nevertheless, sales growth of thirty four per cent in the region for the period is most encouraging, more than making up for 2003's downturn.

In Japan, sales growth was four per cent for the period. We are seeing an improving situation for Cartier and the watch businesses there and one should not lose sight of the fact that Japanese domestic consumption is not yet benefiting fully from the improving economic situation in the country.

The strength of the euro, in particular against the dollar, has continued to impact on sales. At constant exchange rates, sales in the Asia-Pacific region would have been

forty one per cent above the prior year and in the United States, some twenty one per cent higher.

Sales of the Group's jewellery Maisons – Cartier and Van Cleef & Arpels – grew by twelve per cent during the period April to August. Cartier obviously continues to benefit from the introduction of its new jewellery and watch offerings, with the successful launch of the new Santos models and increased demand for the existing Santos collection.

The Group's specialist watchmakers enjoyed strong sales growth, reporting an increase of nineteen per cent for the five-month period. This obviously reflected the recovery compared to last year but also the strong underlying demand for their products and the continued international rollout of their businesses. This is a good result and the Maisons are growing their market share.

Our writing instrument manufacturers – Montblanc and Montegrappa - saw an increase in sales of eighteen per cent over the five months compared to 2003; again a good performance.

In terms of the Leather and Accessories Maisons, Alfred Dunhill has shown an improvement in sales, in line with our expectations, although – as anticipated - Lancel has felt the impact of the closure of its flagship 'Opéra' store in Paris for refurbishment. Both businesses continue to be monitored closely.

The market is undeniably stronger than at this time last year. However, in terms of the outlook for the remainder of the year, it is very difficult to make any concrete predictions. The sustainability of the economic recovery in the United States is still unclear and, although we are seeing growth, Europe is still a very sluggish market. Fortunately, we continue to see strong growth in the Asia-Pacific region and a gradual improvement in Japan.

The uplift that we have seen in the first few months of the year, particularly compared to the first quarter of last year, will result in significantly improved profitability for the Group in the first half of the year. As always, the coming months in the run-up to Christmas will be very important to the Group's full year results.

Unquote

Mr Rupert will also announce the appointment of Mr Norbert Platt as Group Chief Executive Officer of Richemont at the meeting.

Quote:

Upon becoming Chairman of Richemont I indicated to my colleagues that I would only hold the dual role of Executive Chairman and Chief Executive Officer until I could see that our performance had turned around.

We have now arrived at that point. Our balance sheet is in excellent shape, our cash flows are strong, and our Maisons are performing better and better.

I am please to advise that the Board yesterday appointed Mr Norbert Platt as Group Chief Executive. Mr Platt is currently Chief Executive of Montblanc, Richemont's principal luxury writing instruments business.

He is one of our most experienced and successful managers, having built Montblanc to its paramount position over the past 17 years. As Executive Chairman I will continue to work closely with Norbert and the executive team.

Mr Platt will be proposed for election to the board of Compagnie Financière Richemont SA at the 2005 Annual General Meeting.

Unquote

For its financial year ended 31 March 2004, Richemont reported a decrease in sales of 8 per cent to € 3 375 reflecting the strength of the euro, in particular against the US dollar and the yen, during the period and the difficulties experienced during the quarter-ended 30 June 2003 as a consequence of SARS and the decline in tourism stemming from both the epidemic and fears over of the war in Iraq. Notwithstanding the decline in sales, operating profit for the year to 31 March 2004 increased by 14 per cent to € 296 million, reflecting the reduction in the level of restructuring charges as well as lower operating expenses generally

Richemont's interim results for the six-month period to 30 September 2004 will be released on Thursday, 18 November 2004.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds an 18.7 per cent interest in British American Tobacco.

Press inquiries: Mr Alan Grieve, Director of Corporate Communications
Tel: + 41 22 715 3736

Analysts' inquiries: Ms Sophie Cagnard-Fabrici, Head of Investor Relations
Tel: + 33 1 5818 2597

Richemont Trading Statement, 16 September 2004

Percentage change in sales by geographic region for the five-month period ended 31 August 2004

	At actual exchange rates	At constant exchange rates
Europe	+ 12 %	+ 11 %
Japan	+ 4 %	+ 3 %
Asia-Pacific	+ 34 %	+ 41 %
Americas	+ 13 %	+ 21 %
Total sales	+ 15 %	+ 17 %

Percentage change in sales by business area for the five-month period ended 31 August 2004

	At actual exchange rates	At constant exchange rates
Jewellery Maisons	+ 12 %	+ 14 %
Specialist watchmakers	+ 19 %	+ 22 %
Writing instrument manufacturers	+ 18 %	+ 21 %
Leather and accessories Maisons	+ 6 %	+ 7 %
Other businesses	+ 26 %	+ 26 %
Total sales	+ 15 %	+ 17 %

RICHEMONT

PRESS RELEASE - 16 SEPTEMBER 2004

(EMBARGOED FOR RELEASE AT 11.30h CET)

RICHEMONT ANNUAL GENERAL MEETING 2004

DECISIONS OF THE MEETING

Geneva, 16 September 2004

At the Annual General Meeting of Compagnie Financière Richemont SA held today in Geneva, the shareholders approved the results for the year, including the proposals of the Board of Directors for the appropriation of retained earnings at 31 March 2004.

A dividend of € 0.40 per Richemont unit will be paid to unitholders by Richemont SA, Luxembourg, a wholly-owned subsidiary of Compagnie Financière Richemont SA. The dividend will be payable without deduction of withholding taxes or charges, on 27 September 2004 against presentation of coupon number 3.

The shareholders of Compagnie Financière Richemont SA re-elected the serving members of the board of directors and in addition, appointed Mr Richard Lepeu, Group Finance Director, to the Board. Mr Lepeu remains a member of the Board of Richemont SA, the Group's executive board of which he has been a member since 2000.

Richemont is a Swiss luxury goods group. The Group owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A.Lange & Söhne, and Officine Panerai.

In addition to its luxury goods business, Richemont holds an 18.7 % interest in the ordinary share capital of British American Tobacco p.l.c., the world's second largest tobacco company.

Further inquiries: Mr Alan Grieve
Director of Corporate Communications
Compagnie Financière Richemont SA
Tel: + 41 22 715 3736

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
Telephone +41 (0)22 715 3500 Telefax +41 (0)22 715 3550 WWW.RICHEMONT.COM